Exhibit 1.01

Cerus Corporation

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Cerus Corporation (“Cerus”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and this Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, Cerus contracts to manufacture one product which contains Conflict Minerals that are necessary to the functionality or production of such product (the “Necessary Conflict Minerals”). As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the Necessary Conflict Minerals, Cerus has reasonably concluded that is unable to determine whether, with respect to the Covered Product (as defined below), Necessary Conflict Minerals were used, directly or indirectly, to finance or benefit armed groups in the Covered Countries and that, therefore, the Covered Product is “DRC Conflict Undeterminable.”

Description of Cerus’ Product Covered by this Report

Cerus is a biomedical products company focused on the field of blood safety. Cerus currently markets and sells the INTERCEPT Blood System for both platelets and plasma (the “platelet system” and “plasma system,” respectively) in the United States; certain countries in Europe, the Commonwealth of Independent States, the Middle East, and Latin America and selected countries in other regions around the world. Both the platelet system and plasma system employ the same technology. Platelet or plasma components collected from blood donors are transferred into plastic INTERCEPT disposable kits and are mixed with Cerus’ proprietary compound, amotosalen, a small molecule compound which has an affinity for nucleic acid. The disposable kits are then placed in the INTERCEPT Illuminator, an illumination device (the “Illuminator”), where the mixture is exposed to ultra-violet A, or UVA, light. If pathogens such as viruses, bacteria or parasites are present in the platelet or plasma components, the energy from the UVA light causes the amotosalen to bond with the nucleic acid. Since platelets and plasma do not rely on nucleic acid for therapeutic efficacy, the INTERCEPT Blood System is designed to preserve the therapeutic function of the platelet and plasma components when used in human transfusions.

This Report relates one product, which is referred to in this Report as the “Covered Product”: (i) for which Conflict Minerals are necessary to its functionality or production; (ii) that were manufactured, or contracted to be manufactured, by Cerus; and (iii) for which the manufacture was completed during calendar year 2015. For the Reporting Period, the Illuminator was the only Covered Product.

Reasonable Country–of-Origin Inquiry

Cerus has conducted a good faith reasonable country-of-origin inquiry regarding the Necessary Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. Cerus’ RCOI comprises the conduct described under the caption “Description of Due Diligence Measures — Identify and Assess Risk in the Supply Chain” below. Because, as a result of the RCOI, Cerus was unable to determine the countries of origin of all of the Necessary Conflict Minerals in its supply chain, Cerus also performed due diligence on the source and chain of custody of the Necessary Conflict Minerals.

Cerus’ Due Diligence Process

The Illuminator is manufactured by Cerus’ supplier according to Cerus-provided specifications and contains over 400 electronic components purchased from over 50 of Cerus’ supplier’s upstream component manufacturers. Due to the Illuminator’s level of regulatory classification in most jurisdictions where it is sold, changes to its design or components will require significant regulatory review and approval. The supply chain for the components of the Illuminator is complex and includes many third-party suppliers between the ultimate manufacturer of the Illuminator and the original sources of the Necessary Conflict Minerals contained therein. Cerus does not purchase any Necessary Conflict Minerals directly from mines, smelters or refiners and do not make any purchases in any of the Covered Countries. Therefore, Cerus must rely on its direct supplier and its supplier’s upstream component manufacturers to provide information on the origin of the Conflict Minerals contained in the components and materials used in the manufacture of the Illuminator and the applicable smelters and refiners of Necessary Conflict Minerals in Cerus’ supply chain. The information provided by Cerus’ direct supplier and its supplier’s upstream component manufacturers may be inaccurate or incomplete or subject to other irregularities. In addition, because of Cerus’ relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, Cerus’ ability to verify the accuracy of information reported by its direct supplier and its supplier’s upstream component manufacturers is limited. Accordingly, Cerus cannot provide absolute assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Illuminator.

Design of Due Diligence

Cerus’ due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with Cerus’ position as a downstream company in the Conflict Minerals supply chain.

Description of Due Diligence Measures

Cerus’ due diligence measures performed with respect to Covered Products manufactured during 2015 included the following:

Establish Strong Company Management Systems

•	Conflict Minerals Team. Cerus has an established Conflict Minerals management team, consisting of members of its manufacturing and legal departments, including its Vice President of Manufacturing and Operations, its Director of Device Engineering and Project Management, its Senior Director of Supply Chain and Operations and its Senior Corporate Counsel to oversee the due diligence efforts and consider and address potential risks within Cerus’ supply chain. The Conflict Minerals management team had periodic meetings and communications about the process used to collect data and to review and analyze the collected data.

•	System of Controls and Transparency. The management team collectively devised a Conflict Minerals plan for internal information management and supplier engagement. The system is designed to collect and retain the information necessary to support Cerus’ conflict minerals inquiry and reporting.

•	Strengthen Engagement with Suppliers. Cerus enhanced its engagement with its direct supplier principally by communicating to that supplier information and guidance regarding Cerus’ requirements under the SEC’s Conflict Minerals regulations.

•	Grievance Mechanism. Cerus has an established Whistleblower Hotline. Customers, employees or other interested parties are able to use the Hotline to provide anonymous information about Cerus, including grievances or other information related to Conflict Minerals.

Identify and Assess Risk in the Supply Chain

•	Determined which Conflict Minerals are necessary to the functionality or production of the Illuminator;

•	Partnered with Cerus’ supplier to utilize a third-party software program to analyze the supplier’s supply chain to determine which Conflict Minerals contained in the Illuminator were sourced from Covered Countries, if any; and

•	Reviewed the software reports, including EICC/GeSI Conflict Minerals Reporting templates completed by the supplier’s component suppliers for the second generation of the Illuminator.

Design and Implement a Strategy to Respond to Identified Risks

In September 2015, Cerus amended its agreement with its direct supplier to, among other things, require the supplier to (i) use its best efforts to source materials for the manufacture of the Illuminator that do not contain Conflict Minerals from Covered Countries/that directly or indirectly finance armed groups in the Covered Countries, and (ii) deliver to Cerus a full report each year identifying the sources of and amount of any Conflict Minerals, if any, contained in the Illuminator. Cerus did not receive the full report from its supplier prior to the date of this Report. Cerus continues to follow up with its supplier for clarification and supplemental information. Members of the Conflict Minerals management team discussed any issues that were identified in the information provided by Cerus’ supplier, and had discussions with the supplier to better understand the steps being taken to obtain the information. Additionally, members of the Conflict Minerals management team have worked with Cerus’ supplier to identify a subset of Illuminator components for which Cerus’ supplier will conduct a technical review to determine if any alternative suppliers are available that can provide assurance that such components do not contain any Conflict Minerals and the potential additional cost, if any, of sourcing such components from an alternative up-stream supplier.

Cerus intends, to the extent practicable, to take the steps discussed under the caption “Future Due Diligence and Risk Mitigation.”

Carry Out Independent Third-Party Audit of Supply Chain

Cerus does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, Cerus has relied on information collected and provided by its supplier.

Report Annually on Supply Chain Due Diligence

Cerus expects to report annually, as required by the Rule, and has posted this Report on its website.

Conclusions

Due to the large number of suppliers upstream of the Illuminator supplier, as well as the relatively small percentage of the Illuminator supplier’s business that the manufacture of the Illuminator comprises, Cerus was unable to obtain complete information regarding the source and chain of custody for all of the Conflict Minerals contained in components of the Illuminator. The EICC templates that were completed by component suppliers and provided as part of Cerus’ diligence effort included information only at the company level (i.e., identifying smelters and refiners that process Conflict Minerals for all of the products of that supplier) and did not specify which smelters or refiners were the source of Conflict Minerals in the particular components furnished to the Illuminator supplier for use in the Illuminator. Similarly, the EICC templates did not specify the country of origin for Conflict Minerals in the particular components furnished to the Illuminator supplier. As a result, based on the diligence performed to date, Cerus determined that it did not have sufficient information to reasonably or reliably identify the particular smelters or refiners that processed the Conflict Minerals contained in the Illuminator or the country of origin of such Conflict Minerals, and thus did not list the smelters or refiners or countries of origin in this Report. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, Cerus performed the due diligence measures described above.

Future Due Diligence and Risk Mitigation. Cerus intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with the Illuminator supplier with the goal of having a conflict-free supply chain; (b) increase the transparency of Cerus’ supply chain by determining and identifying the affected suppliers’ smelters and countries of origin of Conflict Minerals; and (c) review supplier contracts to include a clause relating to sourcing of Conflict Minerals.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, Cerus’ intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “evaluates,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on Cerus’ ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.